SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        For the month of: September 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
             -----------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
             -----------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
             -----------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F        Form 40-F X
                                   ---              ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------.

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated September 16, 2004, announcing that the Company issued five-year unsecured convertible debentures and warrants for gross proceeds of US$13,318,750 through a private placement completed on September 15, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.


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News & Events

Press Releases

WorldHeart Closes US$13,300,000 Financing

Ottawa, ON - September 16, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company") has completed the financing that was initially announced on September 10, 2004.

On September 15, 2004 WorldHeart issued five-year unsecured convertible debentures and warrants for gross proceeds of US$13,318,750 through a private placement. The debentures are convertible, at the option of the holder, into a maximum of 10,655,000 common shares of the Company at a price of US$1.25 per share at the option of the holders and bear interest at an annual non-compounding rate of 3%, which accumulates. Interest is convertible into common shares of the Company at a price to be determined based on the five day weighted average trading price immediately prior to conversion. In certain instances and where the trading price of WorldHeart common shares is greater than US$3.00 for 20 consecutive trading days, WorldHeart can redeem the debentures upon 30 days notice. A maximum of 20% of the initially issued debentures can be redeemed in any 90-day period. One warrant to purchase a common share of the Company was issued for each common share underlying the principal amount of the debentures. Each warrant has a five-year expiration and an exercise price of US$1.55 per share. In certain instances and where the trading price of WorldHeart common shares is greater than US$4.50 for 20 consecutive trading days, WorldHeart can call the warrants. A maximum of 20% of the initially issued warrants can be called in any 90-day period.

The common shares are subject to a four-month hold period in Canada and will not be freely tradable by purchasers pending clearance of a registration statement in the United States. The Company has agreed to file a registration statement within 60 days of the issuance of the debentures and warrants.

In association with this transaction, WorldHeart paid fees to its U.S. and Canadian agents, which included cash totaling US$121,125, the issuance of 470,833 common shares of the Company and the issuance of 193,800 agent's warrants. The agent's warrants were issued on similar terms as were provided in this transaction.

"This is an important step for WorldHeart as we begin to accelerate enrollment under our RELIANT Trial, which we believe will prove to be a landmark device-to-device study of the use of ventricular assist devices as destination therapy for late-stage congestive heart failure. In addition to the primary endpoint of survival, the study will evaluate health status and cost-effectiveness, which will provide important data for the expanded use of long-term mechanical circulatory support," commented WorldHeart President and Chief Executive Officer Jal S. Jassawalla.

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"We are also particularly pleased that the majority of the investors in this financing are existing shareholders of WorldHeart," continued Mr. Jassawalla.

About Novacor(R) LVAS:
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. There have been no patient deaths attributed to device failure in more than 1,500 implants. Many recipients have lived with their original pumps for more than four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About the RELIANT Trial:
The RELIANT Trial will evaluate the Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to HeartMate XVE LVAS, which has been evaluated and approved for such use. Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services (CMS) for implants within the Trial.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
Judith Dugan
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995 communications@worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


   Date: September 17, 2004             By:/s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer